                                                   -----------------------------
                                                             OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:         3235-0145
                                                   Expires:     October 31, 1997
                                                   Estimated average burden
                                                   hours per response . .  14.90
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2) *


                              TYLAN GENERAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   902169101
                ---------------------------------------------
                                 (CUSIP Number)

                 Richard L. Waggoner, Gardere & Wynne, L.L.P.
       1601 Elm, Suite 3000, Dallas, Texas  75201-4761, (214) 999-3000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                October 23, 1996
         ------------------------------------------------------------
             (Date of Event which Requires Filing of this Amendment)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE  2  OF 40  PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Don E. Whitson
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     734,103
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     734,103
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      734,103
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      9.33%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 3 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Leo E. Whitson
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 4 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      David J. Ferran
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     189,309
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     189,309
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      189,309
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      2.41%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 5  OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Michael H. Khougaz
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,667
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,667
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,667
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .0002%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 6 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      The KB Mezzanine Fund, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     276,951
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9      OLE DISPOSITIVE POWER

          REPORTING
                                     276,951
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      276,951
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      3.52%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 7 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Equinox Investment Partners, L.L.C.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 8 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Linda Sue Dunkel
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     39,200
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     39,200
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      39,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .50%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 9 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Marguerite Whitson
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     63,644
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     63,644
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      63,644
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .81%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 10 OF 40 PAGES


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



      Sam Crowe
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     64,315
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     64,315
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      64,315
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .82%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 11 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Tom Gray
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     64,315
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     64,315
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      64,315
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .82%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 12 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Robert Lipsky
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     64,315
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     64,315
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      64,315
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .82%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 13 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      John Jul
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     64,315
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     64,315
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      64,315
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .82%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 14 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Robert Barraclough
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     64,315
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     64,315
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      64,315
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .82%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 15 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      John Jordon
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     38,579
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     38,579
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      38,579
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .49%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 16 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      George A. Yurch
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     38,579
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     38,579
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      38,579
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .49%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 17 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Brian R. Day
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     38,579
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     38,579
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      38,579
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .49%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 18 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Kaveh Zarkar
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     12,868
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     12,868
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      12,868
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .16%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                          PAGE 19 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      John Rabbit
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     12,868
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     12,868
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      12,868
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .16%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 20 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Timothy Brown
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                      118,984
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                    0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                      118,984
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      118,984
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      1.52%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 21 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Dianne Ferran
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     41,113
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     41,113
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      41,113
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .52%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 22 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Robert J. Ferran
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     96,728
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     96,728
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      96,728
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      1.23%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 23 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Dr. William B. and Mrs. Karen L. Hawthorne
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     73,689
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     73,689
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      73,689
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .94%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 24 OF 40 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Ruth Ferran
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     19,429
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     19,429
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      19,429
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .0025%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

Item 1.       Security and Issuer.

       This Amendment No. 2 to the Schedule 13D (this "Amendment") is being filed to reflect, among other things, the addition of new Reporting Persons to the group previously formed by Don E. Whitson, Leo E. Whitson and David J. Ferran (the "Initial Group") as described in Amendment No. 1 with respect to the ownership of shares of Common Stock, $0.001 par value (the "Tylan Common Stock"), of Tylan General, Inc., a Delaware corporation ("Tylan General"), which has its principal executive offices located at 15330 Avenue of Science, San Diego, California 92128. The new Reporting Persons and the Initial Group are collectively referred to herein as the Reporting Persons. This Amendment No. 2 also reflects that the Reporting Persons have made a confidential preliminary non-binding indication of interest to acquire 100% of the outstanding capital stock of Tylan General.

Item 2.       Identity and Background.

       (a), (b) and (c):    The following sets forth the information required
                            by Items 2(a), (b) and (c):

       1. Don E. Whitson is the Vice Chairman of the Board of Directors of Tylan General and the Chief Administrative Officer of Tylan General, and his business address is 15330 Avenue of Science, San Diego, California 92128.

       2. Leo E. Whitson is the father of Don E. Whitson and the Chairman of the Board of Directors of Span Instruments, Inc., a wholly owned subsidiary of Tylan General ("Span"). His business address is the Span address which is 2201 Avenue K, Plano, Texas 75074.

       3. David J. Ferran is the Chairman of the Board, President and Chief Executive Officer of Tylan General, and his business address is the Tylan General address which is 15330 Avenue of Science, San Diego, California 92128.

       4. Michael H. Khougaz is a member of the Board of Directors of Tylan General and a managing member of Equinox Investment Partners, L.L.C., which is engaged principally in the investment business, and his business address is c/o Equinox Investment Partners, 405 Lexington Avenue, 21st Floor, New York, New York 10174.

       5. The KB Mezzanine Fund, L.P., a Delaware limited partnership ("KBMF"), is principally engaged in the investment business, and its principal executive offices are located at P.O. Box 44, Westbourne, The Grange, St. Peter Port, Guernsey, Channel Islands GY1 3BG.

              The general partner of KBMF is Kleinwort Benson (Guernsey) Limited ("KBGL"), a corporation organized under the laws of the Channel Islands. KBGL is engaged primarily in private banking, funds management and administrative services and its principal executive offices are located at P.O. Box 44, Westbourne, The Grange, St. Peter Port, Guernsey, Channel Islands GY1 3BG.

              All of the outstanding securities KBGL are owned by Kleinwort Benson Channel Islands Ltd ("KBL"). KBL, a holding company, is organized under the laws of the Channel Islands and its principal executive offices are located at P.O. Box 44, Westbourne, The Grange, St. Peter Port, Guernsey, Channel Islands GY1 3BG. KBL is a wholly-owned subsidiary of KBIM Overseas B.V. ("KBIM"), a holding company organized under the laws of the Netherlands, whose principal executive offices are located at Drentestreet 20, Amsterdam, Netherlands. KBIM is a wholly-owned subsidiary of KBIM International Ltd ("KBIMI"), a holding company organized under the





                               Page 25 of 41 Pages
              laws of the United Kingdom, whose principal executive offices are located at 20 Frenchurch Street, London, England EC3P 3DB. KBIMI is a wholly-owned subsidiary of Kleinwort Benson Investment Management Holdings Ltd ("KBIMH"), a holding company organized under the laws of the United Kingdom, whose principal executive offices are located at 10 Frenchurch Street, London, England EC3M 3LB.

              All of the outstanding securities of KBIMH are owned by Kleinwort Benson Group plc, a holding company organized under the laws of the United Kingdom ("KBG"), whose principal executive offices are located at 20 Frenchurch Street, London, England EC3P 3DB. All of the outstanding securities of KBG are owned by Dresdner Investments (UK) plc, a holding company organized under the laws of the United Kingdom ("DI"), whose principal executive offices are located at 125 Wood Street, London, England EC2V 7AQ.

              All of the outstanding securities of DI are owned by Zenon Beteiligungs GmbH ("Zenon"), which is a wholly-owned subsidiary of Dresdner Bank, AG, a bank organized under the laws of the Federal Republic of Germany ("Dresdner"). Dresdner's principal executive offices are located at Jurgen-Ponto-Platz 1, 60301 Frankfurt am Main, Germany

              For information with respect to the executive officers and directors of KBGL, see Schedule I attached hereto, which is incorporated herein by reference.

       6. Equinox Investment Partners, L.L.C., a Delaware limited liability company ("Equinox"), is engaged principally in the investment business and its address is 405 Lexington Avenue, 21st Floor, New York, New York 10174. Equinox acts as a sub-advisor to Kleinwort Benson (USA) Inc. ("KB USA"), which serves as KBMF's investment advisor.

              For information with respect to the managing members of Equinox, see Schedule I attached hereto, which is incorporated herein by reference.

       7. Linda Sue Dunkel is the ex-spouse of Don E. Whitson and a shareholder of Tylan General, and her address is 4596 Adrian Way, Plano, Texas 75024.

       8. Marquerite Whitson is the mother of Don E. Whitson and a shareholder of Tylan General and her address is Post Office Box 260014, Plano, Texas 75026-0014.

       9. Sam Crowe is a shareholder of Tylan General, and his address is 2715 Club Lake Trail, McKinney, Texas 75070.

       10. Tom Gray is the Vice President of Advanced Research and Development of Span and a shareholder of Tylan General, and his business address is 2201 Avenue K. Plano, Texas 75074.

       11. Robert Lipsky is a shareholder of Tylan General, and his address is 3200 Cross Bend Road, Plano, Texas 75023.

       12. John Jul is the President of the Integrated Systems Group of Span and a shareholder of Tylan General, and his business address is 2201 Avenue K., Plano, Texas 75074.





                               Page 26 of 41 Pages

       13. Robert Barraclough is the Vice President of Ocala, Inc., a subsidiary of Span, and a shareholder of Tylan General, and his business address is 2201 Avenue K., Plano, Texas 75074.

       14. John Jordon is a shareholder of Tylan General, and his address is 30 Algonquian Drive, South Natick, MA 01760.

       15. George A. Yurch, Jr. is the President of Span and a shareholder of Tylan General, and his business address is 2201 Avenue K., Plano, Texas 75074.

       16. Brian R. Day is the Chief Financial Officer of Span and a shareholder of Tylan General, and his business address is 2201 Avenue K., Plano, Texas 75074.

       17. Kaveh Zarkar is the Vice President of Application Engineering of Span and a shareholder of Tylan General, and his business address is 2201 Avenue K., Plano, Texas 75074.

       18. John Rabbitt is the Vice President of Quality and Procurement of Tylan General and a shareholder of Tylan General, and his business address is 2201 Avenue K. Plano, Texas 75074.

       19. Timothy Brown is the President of the Vacuum Products Division of Tylan General, and his business address is 15330 Avenue of Science, San Diego, California 92128.

       20. Dianne Ferran is the sister of David J. Ferran and a shareholder of Tylan General, and her address is 2108 Sea Village Circle, Cardiff, California 92007.

       21. Robert J. Ferran is the father of David J. Ferran and a shareholder of Tylan General, and his address is 2416 Deerpark Drive, San Diego, California 92110-1139.

       22.    Dr. William B. and Mrs. Karen L. Hawthorne, the sister of David
              J. Ferran, are shareholders of Tylan General, and their address is 2147 Via Mar Valle, Del Mar, California 92014.

       23. Ruth Ferran is the mother of David J. Ferran and a shareholder of Tylan General, and her address is 1131 Olde Towne Place, Smithfield, Virginia 23430.

       (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) KBMF is a Delaware limited partnership, Equinox is a Delaware limited liability company, and the remaining Reporting Persons are citizens of the United States.





                               Page 27 of 41 Pages

Item 3.       Source and Amount of Funds or Other Consideration.

       The following table sets forth the aggregate consideration paid for Tylan Common Stock beneficially owned by each Reporting Person as of the date of this Amendment No. 2. The table lists the beneficial owners of the shares.

Name                               Number of        Aggregate
----                               ---------        ---------
                                    Shares        Consideration
                                    ------        -------------
Don E. Whitson                      734,103              (1)
Leo E. Whitson 1996 Trust           379,731              (1)
Michael H. Khougaz                    1,667              (2)
David J. Ferran                     189,309              (3)
KBMF                                276,951              (4)
Linda Sue Dunkel                     39,200              (5)
Marguerite Whitson                   63,644              (6)
Sam Crowe                            64,315              (7)
Tom Gray                             64,315              (7)
Robert Lipsky                        64,315              (7)
John Jul                             64,315              (7)
Robert Barraclough                   64,315              (7)
John Jordon                          38,579              (8)
George A. Yurch                      38,579              (8)
Brian R. Day                         38,579              (8)
Kaveh Zarkar                         12,868              (9)
John Rabbitt                         12,868              (9)
Timothy Brown                       118,984       $277,460.00(10)
Dianne Ferran                        41,113             (11)
Robert J. Ferran                     96,728             (12)
Dr. William B. and Mrs.
    Karen L. Hawthorne               73,689          $98,175(13)
Ruth Ferran                          19,491             (14)

--------------------------

         (1) Don E. Whitson beneficially owns an aggregate of 734,103 shares of Tylan Common Stock, which includes 354,372 shares of Tylan Common Stock owned by Don E. Whitson individually, and 379,731 shares of Tylan Common Stock owned by the Leo E. Whitson 1996 Trust (the "Trust") of which Don E. Whitson is the sole Trustee. The Agreement and Plan of Reorganization, dated as of July 3, 1996, was by and among Tylan General, Tylan General Acquisition Subsidiary, Inc., a Delaware corporation ("Tylan General Sub"), Span, and all the shareholders of Span ( the "Agreement and Plan of Reorganization"). Subject to the terms and conditions of the Agreement and Plan of Reorganization, Tylan General Sub was merged with and into Span on July 3, 1996, with Span being the surviving corporation, and Tylan General owns all of the issued and outstanding shares of common stock of Span. Don E. Whitson beneficially owns 379,731 shares of Tylan Common Stock (the "Trust Shares") which are held of record by the Trust, as to which Don E. Whitson, as sole Trustee, has sole dispositive and voting power pursuant to the Trust Agreement dated as of February 16, 1996, by and between Leo E. Whitson, as grantor, and Leo E. Whitson, as the original trustee (the "Trust Agreement"). Don E. Whitson succeeded to the position of sole Trustee upon the resignation of Leo E. Whitson on August 19, 1996.





                               Page 28 of 41 Pages

Although Leo E. Whitson is a beneficiary of the Trust, he has no dispositive or voting power with respect to the Trust Shares. The Trust Shares were obtained by the Trust exchanging 77,611 shares of common stock of Span, held of record by the Trust, pursuant to the Agreement and Plan of Reorganization.

         (2) Michael H. Khougaz beneficially owns vested options to purchase 1,667 shares of Tylan Common Stock.

         (3) David J. Ferran beneficially owns 189,309 shares of Tylan Common Stock which includes vested options to purchase 49,063 shares and 35,838 shares held by David J. Ferran in trust for the benefit of the grandchildren of Robert
J. Ferran, of which David J. Ferran disclaims beneficial ownership.

         (4) The 276,951 shares of Tylan Common Stock currently owned by KBMF were acquired by KBMF upon the exercise of warrants (the "Warrants") issued to KBMF in a private placement in November 1992. Pursuant to the 1992 private placement, KBMF acquired warrants to purchase a total of 887,845 shares of Tylan Common Stock and subordinated debt securities in the principal amount of $5,000,000, all for a total purchase price of $5,000,000. KBMF exercised its warrants at a nominal exercise price immediately prior to Tylan General's initial public offering in February 1995, and sold a portion of the Tylan Common Stock acquired upon exercise in the initial public offering. KBMF subsequently sold an additional portion of its Tylan Common Stock in a secondary registered offering effected in October 1995, leaving KBMF with 276,951 shares that it continues to hold. The debt securities acquired by KBMF in November 1992 were repaid in full with proceeds of the initial public offering. The funds used by KBMF to acquire the debt securities and warrants issued in November 1992 were obtained from capital contributions by KBMF's limited partners.

         (5) These shares were obtained pursuant to a property settlement incident to the divorce of Don E. Whitson and Linda Sue Dunkel.

         (6) These shares were obtained by exchanging 13,008 shares of Common Stock of Span for 63,644 shares of Tylan Common Stock pursuant to the Agreement and Plan of Reorganization.

         (7) These shares were obtained by exchanging 13,145 shares of Common Stock of Span for 64,315 shares of Tylan Common Stock pursuant to the Agreement and Plan of Reorganization.

         (8) These shares were obtained by exchanging 7,885 shares of Common Stock of Span for 38,579 shares of Tylan Common Stock pursuant to the Agreement and Plan of Reorganization.

         (9) These shares were obtained by exchanging 2,630 shares of Common Stock of Span for 12,868 shares of Tylan Common Stock pursuant to the Agreement and Plan of Reorganization.

         (10) Timothy Brown beneficially owns an aggregate of 118,984 shares of Tylan Common Stock, which includes 110,984 shares acquired as a gift when Tylan General was founded and vested options to purchase 8,000 shares.

         (11) Dianne Ferran beneficially owns 41,113 shares of Tylan Common Stock which were acquired as a gift when Tylan General was founded.

         (12) Robert J. Ferran beneficially owns an aggregate of 96,728 shares of Tylan Common Stock, which includes 77,407 shares acquired as a gift when Tylan General was founded and vested options to purchase 19,321 shares.





                               Page 29 of 41 Pages

         (13) Dr. William B. and Mrs. Karen L. Hawthorne beneficially owns an aggregate of 73,689 shares of Tylan Common Stock, which includes 65,989 shares acquired as a gift when Tylan General was founded and 7,700 shares that were purchased on December 26, 1995 at $12.75 per share.

         (14) Ruth Ferran beneficially owns 19,491 shares of Tylan Common Stock which were acquired as a gift when Tylan General was founded.

Item 4.  Purpose of Transaction.

         Except as set forth in this Amendment, each of the Reporting Persons has acquired their respective shares of Tylan Common Stock to hold for investment. Leo E. Whitson resigned as the sole Trustee of the Trust for the purpose of causing Don E. Whitson (named as successor trustee) to become sole Trustee of the Trust with sole dispositive and sole voting power regarding the Trust Shares. Depending upon market conditions and other factors, each person reporting on this Amendment may, from time to time, either jointly or individually, acquire additional shares of Tylan Common Stock or dispose of all or any part of their respective holdings of Tylan Common Stock. See, however, the third paragraph of this Item 4.

         Except with respect to possible transactions contemplated by the Indication of Interest (as defined in the third paragraph of this Item 4), no Reporting Person has any present plans to cause Tylan General to engage in any extraordinary transactions; to sell or transfer any of its material assets or the assets of any of its subsidiaries; to effect any change of its management or its directors, business, corporate structure, capitalization, dividend policy, articles of incorporation, or bylaws; or to delist or terminate the registration of any securities of Tylan General; but each reserves the right to propose or undertake or participate in any of the foregoing actions in the future and to attempt to consummate the Indication of Interest or other similar types of transactions.

         On August 19, 1996, as a result of a decision by a Special Committee of the Board of Directors of Tylan General (the "Special Committee") to explore the possible sale of Tylan General, the Initial Group agreed to act in concert to consider and investigate the possibility of making a proposal to acquire all or a controlling interest in Tylan Common Stock, and to seek financing therefor and consider other actions which would facilitate such a proposal with the possible result of a change in control of Tylan General and the delisting of Tylan Common Stock. Since the filing of Amendment No. 1, the Initial Group has conducted preliminary discussions with other members of management of Tylan General and other shareholders of Tylan General and has agreed with the new Reporting Persons (except as otherwise described in Item 5 below) as of the date of this Amendment No. 2, subject to termination at any time, to act as a group in connection with the matters set forth in the immediately preceding sentence. The new Reporting Persons are therefore being added to the Initial Group as described in this Amendment No. 2. On October 4, 1996, the Special Committee informed the Initial Group of the timing and procedures for submitting a preliminary non-binding indication of interest for the acquisition of Tylan General (an "Indication of Interest"). Pursuant to the procedures adopted by the Special Committee, David J. Ferran and Don E. Whitson submitted an Indication of Interest to the Special Committee on October 16, 1996. On the date of this Amendment No. 2, the Initial Group and the new Reporting Persons (except as otherwise described in Item 5 below) agreed, subject to termination at any time, to act as a group with respect to the Indication of Interest and with respect to the matters set forth in the first sentence of this paragraph.

         The Indication of Interest is a confidential preliminary non-binding indication of interest for the acquisition of Tylan General. The Indication of Interest as initially submitted to Tylan General was





                               Page 30 of 41 Pages
conditioned on the Special Committee amending the Shareholders Rights Plan to exempt the Reporting Persons from the definition therein of an "Acquiring Person." The Reporting Persons have been advised that the Shareholders Rights Plan was so amended on the date of this Amendment No. 2. The Indication of Interest contemplates a purchase for cash by the Reporting Persons, and perhaps additional equity investors, of 100% of the shares of capital stock of Tylan General, with a specific price to be determined after completion of due diligence by the Reporting Persons and any other equity investors or lenders who provide financing for such a transaction. In the event the Reporting Persons decide to proceed with a transaction, they intend to negotiate and execute a definitive purchase agreement subject to completion of necessary financing on terms and conditions satisfactory to the Reporting Persons, to further due diligence, and to the satisfaction of customary terms and conditions. The Indication of Interest is specifically conditioned upon the necessary financing being obtained on terms and conditions satisfactory to the Reporting Persons, and the execution of a mutually agreeable definitive purchase agreement.

         In connection with any transaction, it is contemplated that some of the Reporting Persons will make a substantial equity investment through contributions of shares of Tylan Common Stock currently owned or available through stock options. The Reporting Persons reserve the right to modify or terminate the Indication of Interest at any time before a definitive purchase agreement is executed.





                               Page 31 of 41 Pages

Item 5.  Interest in Securities of the Issuer.

(a) and (b):     The following table sets forth the information required by
                 Items 5(a) and (b):

                            Number of          Voting       Dispositive           %
    Name                     Shares            Power           Power          Ownership
 ----------                 ---------          -------      -----------       ---------
 Don E. Whitson(1)           734,103            sole            sole            9.33%

 David J. Ferran             189,309            sole            sole            2.41%

 Michael H. Khougaz(2)         1,667            sole            sole              *

 KBMF(3)                     276,951            sole            sole            3.52%

 Linda Sue Dunkel(4)          39,200            sole            sole              *

 Marguerite Whitson           63,644            sole            sole              *

 Same Crowe                   64,315            sole            sole              *

 Tom Gray                     64,315            sole            sole              *

 Robert Lipsky                64,315            sole            sole              *

 John Jul                     64,315            sole            sole              *

 Robert Barraclough           64,315            sole            sole              *

 John Jordon                  38,579            sole            sole              *

 George A. Yurch              38,579            sole            sole              *

 Brian R. Day                 38,579            sole            sole              *

 Kaveh Zarkar                 12,868            sole            sole              *

 John Rabbitt                 12,868            sole            sole              *

 Timothy Brown               118,984            sole            sole            1.52%

 Dianne Ferran                41,113            sole            sole              *

 Robert J. Ferran             96,728            sole            sole            1.23%

 Dr. William B. and Mrs.      73,689            sole            sole              *
 Karen L. Hawthorne

 Ruth Ferran                  19,491            sole            sole              *

----------------------

   *     Less than one percent.

   (1)   Includes 379,731 shares held of record by the Trust.

   (2)   Represents vested options to purchase 1,667 shares of Tylan Common
         Stock.





                               Page 32 of 41 Pages

         (3) Equinox may be deemed to have beneficial ownership of the 276,951 shares of Tylan Common Stock owned by KBMF based solely on its role as sub-advisor to KB USA, which serves as KBMF's investment advisor. Equinox does not beneficially own any other shares of Tylan Common Stock, and Equinox disclaims beneficial ownership of the 276,951 shares of Tylan Common Stock owned by KBMF. Although Equinox was named as a participant in the Indication of Interest, dated October 16, 1996 as described in Item 4 above, KBMF was not named as a participant and KBMF does not affirm that it is a member of any group as described in this Amendment No. 2.

         (4) These shares were obtained pursuant to a property settlement incident to the divorce of Don E. Whitson and Linda Sue Dunkel.

         The aggregate number of shares of Tylan Common Stock beneficially owned by the Reporting Persons is 2,497,658. Each of the Reporting Persons declares that the filing of this Amendment shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) or 16 of the Securities Act of 1933, as amended, the beneficial owner of all of the securities covered by this Amendment. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of the Tylan Common Stock covered by this Schedule 13D except for the shares indicated as being beneficially owned by him in the table above.

         (c) There have been no transactions in Tylan General Common Stock effected by or for the Reporting Persons since the date of Amendment No. 1.

         (d)     Not applicable.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as set forth in this Amendment and except for past or future communications and discussions among themselves regarding their investment in shares of the Tylan Common Stock, there are no current contracts, arrangements, understandings or legal relationships among the Reporting Persons or between the Reporting Persons and any person with respect to the acquiring, holding, voting or disposition of the Tylan Common Stock. Although the Reporting Persons are under no obligation to do so, it is likely that they will continue to act in concert with respect to their investments in Tylan General.

         Pursuant to the Stock Settlement Agreement entered into as of July 1, 1996, by and between Don E. Whitson and Linda Sue Dunkel (the "Stock Settlement Agreement"), Don E. Whitson has transferred to Linda Sue Dunkel 39,200 shares of Tylan Common Stock.

         KBMF is a party to a Registration Rights Agreement that it entered into with Tylan General when it acquired Warrants in November 1992. Pursuant to such agreement, whenever Tylan General proposes to register any of its securities under the Securities Act of 1933, as amended (the "Securities Act"), either for its own account or the account of other security holders, KBMF is entitled, subject to certain conditions, to notice of such registration and to include the Common Stock owned by it in such registration at the Company's expense, provided that the underwriters of any offering have the right to limit the number of shares included in such registration. In addition, KBMF may request that Tylan General, on not more than two occasions, file a registration statement under the Securities Act at Tylan General's expense to register KBMF's shares, subject to certain conditions and limitations.





                              Page 33 of 41 Pages

Item 7.  Material to be Filed as Exhibits.

         Exhibit A -   Agreement Regarding Filing of Schedule 13D among the
                       parties to this Amendment

         Exhibit B -   Power of Attorney

                                   SCHEDULE I

                      CERTAIN INFORMATION WITH RESPECT TO

                    THE DIRECTORS AND EXECUTIVE OFFICERS OF
                      KLEINWORT BENSON (GUERNSEY) LIMITED

                          AND THE MANAGING MEMBERS OF
                      EQUINOX INVESTMENT PARTNERS, L.L.C.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Kleinwort Benson (Guernsey) Limited. Except as otherwise noted, the business address of each person is Kleinwort Benson (Guernsey) Limited, P.O. Box 44, Westbourne, The Grange, St. Peter Port, Guernsey, Channel Islands GY1 3BG, and each such person is a citizen of the Channel Islands.

Name                      Present Principal Occupation or Employment Position
----                      ---------------------------------------------------

D. Hinshaw                Chief Executive and Director

B. Brehaut                Managing Director and Director

D.W. Blanciiard           Secretary

G.F.O. Alford (1)         Chairman of the Board of Directors

P.J. Creed                Director

J.J. Gilligan             Director

R.C. Hendry               Director

P.D. Hyde                 Director

G.N. Le Tissier           Director

N.C. Robins               Director

R.F. Robins               Director

B.T. Vickers              Director


-------------------------

(1) Mr. Alford is a citizen of the United Kingdom





                              Page 34 of 41 Pages

         The following table sets forth the name, business address and present principal occupation or employment of each managing member of Equinox Investment Partners, L.L.C. Except as otherwise noted, the business address of each person is 405 Lexington Avenue, 21st Floor, New York, New York 10174, and each such person is a citizen of the United States.


Name                Present Principal Occupation or Employment Position
----                ---------------------------------------------------

M.H. Khougaz        Managing Member

R.J. Wickey         Managing Member

C.J. Merison        Managing Member

J.C. Stearns        Managing Member

M.E. Ochsner        Managing Member





                              Page 35 of 41 Pages

Signatures


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

October     , 1996                      /s/ Don E. Whitson
                                        ---------------------------------------
                                        Don E. Whitson

                                        /s/ Leo E. Whitson
                                        ---------------------------------------
                                        Leo E. Whitson

                                        /s/ David J. Ferran
                                        ---------------------------------------
                                        David J. Ferran

                                        /s/ Michael H. Khougaz
                                        ---------------------------------------
                                        Michael H. Khougaz


                                        THE KB MEZZANINE FUND, L.P.

                                        By: Kleinwort Benson
                                            (Guernsey) Limited,
                                            its General Partner


                                        By:    /s/ Michael H. Khougaz
                                               --------------------------------


                                            Its: Attorney-in-Fact
                                                -------------------------------



                                        EQUINOX INVESTMENT PARTNERS, L.L.C.


                                        By: /s/     Michael H. Khougaz
                                           ------------------------------------
                                           Michael H. Khougaz, Managing Member

                                        /s/ Linda Sue Dunkel
                                        ---------------------------------------
                                        Linda Sue Dunkel

                                        /s/ Marguerite Whitson
                                        ---------------------------------------
                                        Marguerite Whitson

                                        /s/ Sam Crowe
                                        ---------------------------------------
                                        Sam Crowe

                                        /s/ Tom Gray
                                        ---------------------------------------
                                        Tom Gray





                              Page 36 of 41 Pages

                                        /s/ Robert Lipsky
                                        ---------------------------------------
                                        Robert Lipsky

                                        /s/ John Jul
                                        ---------------------------------------
                                        John Jul

                                        /s/ Robert Barraclough
                                        ---------------------------------------
                                        Robert Barraclough

                                        /s/ John Jordon
                                        ---------------------------------------
                                        John Jordon

                                        /s/ George A. Yurch
                                        ---------------------------------------
                                        George A. Yurch


                                        /s/ Brian R. Day
                                        ---------------------------------------
                                        Brian R. Day


                                        /s/ Kaveh Zarkar
                                        ---------------------------------------
                                        Kaveh Zarkar


                                        /s/ John Rabbitt
                                        ---------------------------------------
                                        John Rabbitt


                                        /s/ Timothy Brown
                                        ---------------------------------------
                                        Timothy Brown


                                        /s/ Dianne Ferran
                                        ---------------------------------------
                                        Dianne Ferran


                                        /s/ Robert J. Ferran
                                        ---------------------------------------
                                        Robert J. Ferran


                                        /s/ Dr. William B. Hawthorne
                                        ---------------------------------------
                                        Dr. William B. Hawthorne


                                        /s/ Karen L. Hawthorne
                                        ---------------------------------------
                                        Karen L. Hawthorne


                                        /s/ Ruth Ferran
                                        ---------------------------------------
                                        Ruth Ferran





                              Page 37 of 41 Pages

                               INDEX TO EXHIBITS

Exhibit
Number           Description

Exhibit 99.A -   Agreement Regarding Filing of Schedule 13D Amendment among the parties to this Amendment

Exhibit 99.B -   Power of Attorney




                              Page 38 of 41 Pages